SEQLL INC.

3 Federal Street

Billerica, MA 01821

February 8, 2024

VIA EDGAR

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Rucha Pandit

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.
File No. 333-272908
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SeqLL Inc. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on Friday, February 9, 2024, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Commission or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, Eric M. Hellige of Pryor Cashman LLP, at (212) 326-0846.

Very truly yours,

/s/ Daniel Jones
Daniel Jones
Chief Executive Officer

cc: Eric M. Hellige, Esq.